September 18, 2024

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
2321 NE Argyle Street, Unit D
Portland, Oregon 97211

       Re: Eastside Distilling, Inc.
           Registration Statement on Form S-3
           Filed on September 13, 2024
           File No. 333-282095
Dear Geoffrey Gwin:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing